 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to           .

Commission file number 0-26844

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Radisys Corporation 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADISYS CORPORATION
5435 NE Dawson Creek Drive
Hillsboro, OR 97124

Required Information
Item 4.

Page
Report of Independent Registered Public Accounting Firm - Kieckhafer Schiffer & Company LLP	3
Financial Statements
Statements of Net Assets Available for Benefits December 31, 2012 and 2011	4
Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2012 and 2011	5
Notes to Financial Statements	6
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2012	14
EXHIBIT 23.1 - Consent of Kieckhafer Schiffer & Company LLP, independent registered public accounting firm	18

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

401(k) Savings Plan Administrative Committee
Radisys Corporation:

We have audited the accompanying statements of net assets available for benefits of the Radisys Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i, schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Kieckhafer Schiffer & Company LLP
Portland, Oregon
June 13, 2013

Radisys Corporation
401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments, at fair value:
Registered investment companies	$41,034,268	$32,948,880
Collective trust funds	11,131,553	9,131,138
Radisys Corporation common stock	187,022	344,138
Self-directed brokerage accounts	76,032	177,256
Guaranteed investment contract	—	341,881
Total investments	52,428,875	42,943,293

Notes receivable from participants	748,284	746,937
Employer contribution receivable	3,874	42,526
Cash	—	6,084,676
Total assets	53,181,033	49,817,432

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(194,595)	(207,533)

Net assets available for benefits	$52,986,438	$49,609,899

The accompanying notes are an integral part of these financial statements.

Radisys Corporation
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	For the years ended
	December 31,
	2012	2011
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$4,541,518	$(1,394,358)
Dividends and interest	1,490,592	715,658
Total investment income (loss)	6,032,110	(678,700)
Interest on notes receivable from participants	35,311	43,136
Contributions:
Participants	2,432,432	2,358,648
Employer	744,692	763,113
Rollovers	315,388	90,753
Total contributions	3,492,512	3,212,514
Transfer in from Continuous Computing Corporation 401(k) Plan	—	6,493,383
Total investment income and additions	9,559,933	9,070,333

Benefit payments	(6,182,614)	(4,709,581)
Administrative expenses	(780)	(350)
Total deductions	(6,183,394)	(4,709,931)

Net increase	3,376,539	4,360,402
Net assets available for benefits:
Beginning of year	49,609,899	45,249,497
End of year	$52,986,438	$49,609,899

The accompanying notes are an integral part of these financial statements.

Radisys Corporation
401(k) Savings Plan
Notes to Financial Statements

Note 1 — Description of the Plan

The following brief description of the Radisys Corporation 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Radisys Corporation (the “Company”) on January 1, 1989, and amended and restated effective January 1, 2013, under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective October 1, 2011, the Plan changed trustees from Mercer Trust Company to Putnam Fiduciary Trust Company (the “Trustee”). Under the terms of a trust agreement between the Company and the Trustee, all investments of the Plan are held in trust by the Trustee. Certain accounting and other administrative services for the Plan are performed by Putnam Investor Services. The Plan is administered by a committee composed of employees of the Company.

On July 8, 2011, the Company acquired Continuous Computing Corporation (“CCPU”). Those employees who began working at the Company as a result of the acquisition became eligible to contribute to the Plan on January 1, 2012. On December 31, 2011, the Continuous Computing Corporation 401(k) Plan (“CCPU 401(k)”) was merged into the Plan. Included in the transfer of assets from the CCPU 401(k) was approximately $6.1 million in cash which was invested in investment options offered by Putnam Investments (“Putnam”) in January 2012 based on the participant's investment mix in the CCPU 401(k).

Eligibility

All employees of the Company who are age 21 or older and who are not covered under a collective bargaining agreement are eligible to participate in the Plan. Qualifying employees are eligible and may begin to participate in the Plan on the date of employment with the Company.

Contributions

Participants may contribute up to 30% of their pre-tax compensation to the Plan, subject to the maximum allowed by the IRC guidelines. Participants who have attained the age of 50 before the close of the Plan year can make additional annual pre-tax contributions known as “catch up” contributions, subject to the maximum allowed by the IRC guidelines. Participants may also contribute up to 5% of their after-tax compensation up to an annual maximum of $10,000. Participants may also rollover amounts from other qualified defined contribution plans. The Company will make matching contributions equal to a percentage of the amount of the salary deferral, as defined by the Plan. During 2012 and 2011, the Company made matching contributions equal to 50% of the first 6% deferred into the Plan. Participants direct the investment of their contributions and the Company's matching contribution into various investment options available within the Plan. Participants are automatically deemed to have elected to defer 3% of their eligible compensation after sixty calendar days of employment unless they have elected otherwise prior to this date.

Participant Accounts

Each participant's account is credited with the participant's contributions, the discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocation of earnings is based on the proportion of the participant's account balance to the total of all participants' account balances within each investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct their account balance into a variety of investments offered by the Trustee.

Vesting

Participants are immediately vested in their contributions and earnings (losses) thereon. Vesting in employer contributions is based upon the following schedule:

Less than one year of service	0% vested
1 year of service, but less than 2 years of service	33% vested
2 years of service, but less than 3 years of service	66% vested
3 years of service or more	100% vested

Participants become fully vested in the employer contribution upon death or total and permanent disability.

Forfeitures

If a participant's employment terminates before the employer contribution becomes fully vested, the unvested portion of his or her account is forfeited. Forfeitures may be used when authorized by the Company to reduce the Company's matching contributions. As of December 31, 2012 and 2011, forfeited non-vested accounts available to reduce employer contributions were $51,676 and $13,088. During 2012 and 2011, forfeitures totaling approximately $43,000 and $22,000 were used to reduce employer contributions.

Payments of Benefits

Upon resignation, discharge, death or disability, a participant may elect to receive their vested benefits, including his or her allocation of Plan earnings. The Plan permits a withdrawal of pre-tax contributions (not including investment earnings), rollover contributions, and the vested portion of amounts attributable to the employer matching contribution to the extent approved by the Plan's administrative committee because of a qualified financial hardship. Terminated participants may keep their vested balance in the Plan subject to a minimum $1,000 threshold. Vested balances of $1,000 or less are distributed to the participant as a lump sum distribution. The Trustee distributes all such amounts.

Participant Loans

Participants may borrow from their fund accounts amounts equal to 50% of the total vested value of their account, but not more than $50,000 reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan is for the purchase of a primary residence in which case it may not exceed 15 years. The loans are secured by the balance in the participant's account and bear interest based upon the prime interest rate at the time the loan is issued, plus 2%. Principal and interest are paid ratably through biweekly payroll deductions. At December 31, 2012, interest rates on loans outstanding ranged from 4.25% to 10.25% and matured through 2027.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Administrative Committee determines the Plan's valuation policies utilizing information provided by the investment advisor and trustee. See Note 3 —

Fair Value for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment in the collective trust fund as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits is prepared on a contract value basis for such investments.

The Plan invests in the Putnam Stable Value Fund ("SVF") which invests in investment contracts through a collective trust fund. The contract value of the SVF represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The fair value of a fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The weighted average market yield at the end of the period and the average crediting interest rate for the fund was approximately 0.72% and 2.02% at December 31, 2012 and 0.83% and 3.27% at December 31, 2011. All of the contracts that the SVF purchases are benefit responsive at contract value for all Plan permitted, participant directed transactions. There are no exceptions to this stipulation. Additionally, the SVF negotiates contracts with certain employer-initiated transaction provisions including percentage allowances for targeted layoffs, bankruptcy resulting in employee job loss, reorganizations, spin-offs, and Plan terminations. Due to the size of SVF and the specific percentage allowances negotiated by the SVF, it is highly unlikely (not probable) that any event would occur that would limit the SVF's ability to transact at contract value with each issuer under these events.

Included in the assets transferred from the CCPU 401(k) in 2011 was the Guaranteed Portfolio Fund (“GPF”) offered by Great West Life and Annuity Insurance Company (“Great West”). The GPF is benefit-responsive for all participant-initiated transactions and thus participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. As part of the merger of the CCPU 401(k) into the Plan, a 12 month put option was triggered and the GPF could not be liquidated at the Plan level until 2012. In 2012, the GPF was liquidated and the funds were invested in investments offered by Putnam or distributed to participants with a total contract value of $345,840.

The self-directed brokerage account allows participants to invest in certain publicly-traded investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Participant Loans

Participant loans are carried at amortized cost plus accrued interest.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan invests in collective trust funds which include securities with contractual cash flows which may include asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Note 3 — Fair Value

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements, establishes a framework for fair value measurements, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

·     Quoted prices for similar assets or liabilities in active markets;
·     Quoted prices for identical or similar assets or liabilities in inactive markets;
·     Inputs other than quoted prices that are observable for the asset or liability; and
·     Inputs that are derived principally from observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies (Mutual Funds), Common Stock and Self-Directed Brokerage Accounts: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust Funds: Valued at the fair value of the underlying investments and reported at the net asset value (“NAV”) of units held by the Plan at year end.

Guaranteed Investment Contract: Valued at the fair value based on the discounted cash flow valuation methodology where the interest rate for the portfolio investment contract is reset at least as frequently as annually.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Level I	Level II	Level III	Total

Collective trust funds:
Stable Value	$—	$6,491,291	$—	$6,491,291
S&P 500 Index	—	4,640,262	—	4,640,262
Registered investment companies:
Inflation-protected bond	138,571	—	—	138,571
Intermediate-term bond	5,386,825	—	—	5,386,825
Large blend	1,222,674	—	—	1,222,674
Large growth	3,686,751	—	—	3,686,751
Large value	2,165,804	—	—	2,165,804
Mid-cap growth	9,877,183	—	—	9,877,183
Mid-cap value	456,154	—	—	456,154
Small growth	877,102	—	—	877,102
Conservative allocation	1,194,921	—	—	1,194,921
Moderate allocation	5,175,393	—	—	5,175,393
Aggressive allocation	3,961,533	—	—	3,961,533
Foreign large blend	4,819,245	—	—	4,819,245
Diversified emerging markets	265,576	—	—	265,576
Technology	1,806,536	—	—	1,806,536
Common stock of plan sponsor	187,022	—	—	187,022
Self-directed brokerage accounts:
Common stocks	76,032	—	—	76,032
Total investments	$41,297,322	$11,131,553	$—	$52,428,875

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level I	Level II	Level III	Total

Collective trust funds:
Stable Value	$—	$6,311,438	$—	$6,311,438
S&P 500 Index	—	2,819,700	—	2,819,700
Registered investment companies:
Intermediate-term bond	3,952,510	—	—	3,952,510
Large blend	1,278,358	—	—	1,278,358
Large growth	3,261,990	—	—	3,261,990
Large value	1,295,027	—	—	1,295,027
Mid-cap growth	7,275,016	—	—	7,275,016
Small growth	965,919	—	—	965,919
Conservative allocation	1,345,412	—	—	1,345,412
Moderate allocation	4,741,159	—	—	4,741,159
Aggressive allocation	3,769,517	—	—	3,769,517
Foreign large blend	3,456,014	—	—	3,456,014
Technology	1,607,958	—	—	1,607,958
Common stock of plan sponsor	344,138	—	—	344,138
Self-directed brokerage accounts:
Common stocks	119,956	—	—	119,956
Exchange-traded fund	42,368	—	—	42,368
Money market fund	14,932	—	—	14,932
Guaranteed investment contract	—	341,881	—	341,881
Total investments	$33,470,274	$9,473,019	$—	$42,943,293

The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at December 31, 2012 and 2011:

	Fair Value		Redemption	Redemption
	2012	2011	Frequency	Notice Period
Collective trust funds	$11,131,553	$9,131,138	Daily	1 - 2 days

The collective trust funds include investments that are operated by a trust company that manages a pooled group of trust accounts. Collective trust funds combine the assets of various institutional investors to create a larger, well-diversified portfolio. Each investor owns a participating interest that is calculated in units and represents a portion of the holdings of the fund.

There were no unfunded commitments related to the collective trust funds as of December 31, 2012 and 2011.

Note 4 — Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2012 and 2011:

	2012	2011
Registered investment companies:
Artisan Mid Cap Fund	5,491,196	4,034,149
PIMCO Total Return Fund	5,386,825	3,952,510
Harbor International Fund	4,819,245	3,456,014
Neuberger Berman Genesis Trust	4,385,987	3,240,867
Putnam Asset Allocation Growth Portfolio	3,961,533	3,769,517
Nuveen Large-Cap Growth Opp I	3,686,751	N/A
Growth Fund of America	N/A	3,261,990
Collective trust funds:
Putnam Stable Value Fund	6,491,291	6,311,438
Putnam S&P 500 Index Fund	4,640,262	2,819,700

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2012	2011
Registered investment companies	$4,037,310	$(1,213,497)
Collective trust funds	626,632	58,702
Common stock of plan sponsor	(96,442)	(210,865)
Self-directed brokerage accounts	(25,982)	(28,698)
	$4,541,518	$(1,394,358)

Note 5 — Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 10, 2008 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2012.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, generally accepted accounting principles (“GAAP”) requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 6 — Party-in-Interest Transactions

The Plan invests in certain investments offered by Putnam. Putnam is an affiliate of the Trustee, and accordingly, these investments and investment transactions qualify as party-in-interest transactions.

The Plan offers Radisys Corporation common stock as an investment option for participants. Radisys Corporation is the Plan sponsor as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Certain expenses are embedded in the transaction costs of the Plan's investments. Other costs are paid by the Company and not reimbursed by the Plan.

Note 7 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$52,986,438	$49,609,899
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	194,595	207,533
Net assets available for benefits per Form 5500	$53,181,033	$49,817,432

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011
Net increase in net assets per the financial statements	$3,376,539	$4,360,402
Net adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(12,938)	207,533
Net change in deemed distributions of participant loans	—	101,936
Net increase in net assets per Form 5500	$3,363,601	$4,669,871

Supplemental Schedule

Radisys Corporation
401(k) Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Current Value
	Allianz RCM Global Technology Fund A	Registered investment company		$1,806,536
	Artisan Mid Cap Fund	Registered investment company		5,491,196
	Becker Value Equity	Registered investment company		663,506
	Columbia Mid-Cap Value Fund A	Registered investment company		456,154
	Dodge & Cox Balanced Fund	Registered investment company		1,572,814
	Franklin Templeton Small Cap Fund A	Registered investment company		877,102
	Harbor International Fund	Registered investment company		4,819,245
	Janus Balanced Fund T	Registered investment company		1,570,391
	Lazard Emerging Markets Open	Registered investment company		265,576
	Neuberger Berman Genesis Trust	Registered investment company		4,385,987
	Nuveen Large-Cap Growth Opp I	Registered investment company		3,686,751
	PIMCO Real Return Fund Institutional	Registered investment company		138,571
	PIMCO Total Return Fund Admin	Registered investment company		5,386,825
*	Putnam Asset Allocation Balanced Portfolio Y	Registered investment company		2,032,188
*	Putnam Asset Allocation Conservative Portfolio Y	Registered investment company		1,194,921
*	Putnam Asset Allocation Growth Portfolio Y	Registered investment company		3,961,533
*	Putnam Equity Income Fund Y	Registered investment company		1,502,298
	Weitz Partners Value Fund	Registered investment company		1,222,674
				41,034,268
*	Putnam Stable Value Fund	Collective trust fund		6,491,291
*	Putnam S&P 500 Index Fund	Collective trust fund		4,640,262
				11,131,553
*	Radisys Corporation	Common stock		187,022
	Brokerage Securities	Self-directed brokerage accounts		76,032
*	Participant notes receivable	4.25% - 10.25%, maturing through 2027		748,284
				$53,177,159

* Party-in-interest.

(1) Cost information has been omitted for participant-directed assets.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	RadiSys Corporation 401(k) Savings Plan		Radisys Corporation 401(k) Savings Plan
(Name of Plan)

Dated:	June 13, 2013	By:	/s/ Allen Muhich
Allen Muhich
Plan Administrator

Exhibit Index

Exhibit No.	Description
23.1	Consent of Kieckhafer Schiffer & Company LLP, independent registered public accounting firm.